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                                                                    EXHIBIT 99.1



                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD


Robert L. Reynolds - Vice President
Wells Fargo Bank Minnesota, N.A.
Corporate Trust Services
213 Court Street - Suite 703
Middletown, CT 06457


                             Officers' Certificate

     Reference is made to the Officers' Certificate dated September 6, 2002 delivered to you in connection with the previously announced rights offering by Chartered Semiconductor Manufacturing Ltd. Reference is also made to the First Supplemental Indenture dated April 2, 2001 to the Indenture dated April 2, 2001, between Chartered Semiconductor Manufacturing Ltd, a limited liability company organized under the laws of the Republic of Singapore (the "Company"), and Wells Fargo Bank Minnesota, National Association relating to the issue of US$575,000,000 2.5% Senior Convertible Notes due 2006 (the "Notes") (the "Indenture"). Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given to such terms in the Indenture.

     On September 2, 2002, the Company announced the commencement of a rights offering pursuant to which it would issue to holders of its Ordinary Shares, rights to subscribe for new Ordinary Shares (the "Ordinary Share Rights"), and to holders of its American Depositary Shares (the "ADSs"), rights to subscribe for new ADSs (the "ADS Rights"). The Indenture requires an adjustment of the Conversion Price per Ordinary Share as a result of the issuance by the Company of Ordinary Share Rights and ADS Rights.

     Because the total number of Ordinary Shares (directly or in the form of ADSs) to be issued in the rights offering was not known until on or about October 8, 2002 (the day after the expiration of the subscription period for the Ordinary Share Rights), the Adjusted Conversion Price (as defined in the Officers' Certificate dated September 6, 2002) was only an estimate at that time. The Final Adjusted Conversion Price (as defined below) has now been determined and, accordingly, this certificate is being delivered to you certifying the Final Adjusted Conversion Price.

     Chia Song Hwee, President and Chief Executive Officer, and George Thomas, Chief Financial Officer, respectively, of the Company, hereby certify that we are authorized to execute this certificate on behalf of the Company and, solely in such capacity, further certify on behalf of the Company as follows:

     - On or about September 19, 2002, the Company issued to holders of its Ordinary Shares, Ordinary Share Rights, and to holders of its ADSs, the ADS Rights.

     - Section 13.4(b) of the Indenture provides that the Conversion Price per Ordinary Share shall be adjusted from time to time by the Company if (i) the Company issues or distributes Ordinary Shares, or any of its Subsidiaries issues or distributes any securities

                                       1
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          or rights which are convertible into or exchangeable for Ordinary
          Shares, or issues or distributes any warrants or rights to purchase or subscribe for Ordinary Shares, in each case, to all or substantially all holders of Ordinary Shares; and (ii) the applicable issuance, distribution, conversion, exchange, purchase or subscription price per Ordinary Share, after taking into account any per share consideration received by the Company in respect of such issuance or distribution, is below 95% of the Average Market Price as of the date of announcement of details concerning such applicable issuance, distribution, conversion, exchange, purchase or subscription price.

     - The formula for adjustment of the Conversion Price per Ordinary Share shall be:

                  Adjusted Conversion Price  =   P multiplied by (S + f)
                                                                 -------
                                                                 (S + a)

                 P  =  conversion price before adjustment;

                 S  =  number of Ordinary Shares outstanding on the date of announcement;

                 f  =  number of additional Ordinary Shares which the aggregate subscription price would purchase at the average market price as of the date of the announcement; and

                 a  =  number of additional Ordinary Shares that are issued in the rights offering.

     - As a result of the issue of Ordinary Share Rights and ADS Rights, and based on the above formula, the Conversion Price per Ordinary Share is S$4.7980 (the "Final Adjusted Conversion Price") (equivalent to approximately US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the Ordinary Share-to-ADS ratio of 10:1). The Final Adjusted Conversion Price is calculated in the manner set forth in Annexure A hereto.

     - The Final Adjusted Conversion Price is effective retroactively as of September 18, 2002 (the "Adjustment Effective Date"), which was the books closure date for the issuance of the Ordinary Share Rights.

     - If the Conversion Date for the Conversion of the Notes falls prior to the Adjustment Effective Date in circumstances where the issuance of Ordinary Shares in respect of the exercise of relevant conversion right falls on or after such Adjustment Effective Date, we shall issue to the relevant Holders the additional number of Ordinary Shares to which such Holders would have been entitled to, had the Conversion Date fallen immediately following the Adjustment Effective Date.



                            [Signature Page Follows]

                                       2


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IN WITNESS WHEREOF, the undersigned have hereunto set their hands this
October 10, 2002.



                                             By: /s/ Chia Song Hwee
                                                --------------------------------
                                             Name:    Chia Song Hwee
                                             Title:   President and Chief
                                                      Executive Officer



                                             By: /s/ George Thomas
                                                --------------------------------
                                             Name:    George Thomas
                                             Title:   Chief Financial Officer


     I, Angela Hon, Vice President and General Counsel of the Company, do hereby certify that Chia Song Hwee and George Thomas were validly elected to, and are on the date hereof, the President and Chief Executive Officer and Chief Financial Officer, respectively, of the Company, and that their signatures as set forth above are genuine.

Dated: October 10, 2002


                                             By: /s/ Angela Hon
                                                --------------------------------
                                             Name:    Angela Hon
                                             Title:   Vice President and General
                                                      Counsel

                                       3



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                                                                      ANNEXURE A


                 CALCULATION OF FINAL ADJUSTED CONVERSION PRICE


Assumptions

1. Number of Ordinary Shares outstanding on the date of announcement of the rights offering (i.e. September 2, 2002) = 1,387,024,504.

2. Number of additional Ordinary Shares issued in the rights offering = 1,109,623,763.

3.   Exercise price per Ordinary Share = S$1.00.

4. Average market price (i.e. the mean of the daily closing prices for the Ordinary Shares on the Singapore Exchange Securities Trading Limited for the 10 consecutive trading days immediately preceding the date of announcement of the rights offering, August 19- August 30) = S$2.46.


Adjustment Formula

       Final Adjusted Conversion Price   =    P multiplied by  (S+f)
                                                               -----
                                                               (S+a)



        P  =     conversion price before adjustment.                         S$6.5170

        S  =     number of Ordinary Shares outstanding on the date of
                 announcement.                                               1,387,024,504

        f  =     number of additional Ordinary Shares which the
                 aggregate subscription price would purchase at the
                 average market price as of the date of the
                 announcement.                                               1,109,623,763/2.46 = 451,066,570

        a  =     number of additional Ordinary Shares issued in the
                 rights offering                                             1,109,623,763/1 = 1,109,623,763

6.5170 multiplied by   1,387,024,504 + 451,066,570
                       -----------------------------
                       1,387,024,504 + 1,109,623,763

                       = 6.5170 X 1,838,091,074
                                  -------------
                                  2,496,648,267

                       = 6.5170 X 0.7362 = 4.7980

                                      A-1
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Final Adjusted Conversion Price = S$4.7980 (equivalent to approximately
US$26.7701 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the Ordinary Share-to-ADS ratio of 10:1).

                                      A-2